                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.1)*


                                 COPART, INC.
        -------------------------------------------------------------
                              (Name of Issuer)

                                 COMMON STOCK
             ---------------------------------------------------
                       (Title of Class of Securities)

                                 217204 10 6
                  -----------------------------------------
                               (CUSIP Number)


    PAUL STYER    5500 E. SECOND STREET, BENECIA, CA 94510  (707) 748-5000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                      (1)
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1) Reporting person has reported his share ownership of Issuer's Common Stock on Schedule 13D but instead should have reported such share ownership on
     Schedule 13G. Accordingly, the Reporting Person's Schedule 13D is being amended to indicate that his share ownership shall henceforth be reported on a Schedule 13G.

                               Page 1 of 4 Pages
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-----------------------                                  ---------------------
CUSIP NO. 217204 10 6                 13D                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Grosfeld

      SSN: 092-300-377

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)

                                                                    [X]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,200,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,200,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,200,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                               Page 3 of 4 Pages

ITEM 1.   Security and Issuer
          -------------------

          Common Stock of Copart, Inc.


ITEM 2.   Identity and Background
          -----------------------

          (a) James Grosfeld ("Reporting Person")


          (b) 20500 Civic Center Drive, Southfield, MI 48076


          (c) Individual Investor, Chairman of the Board of Directors of Copart, Inc.

              Copart, Inc.
              5500 E. Second Street
              Benecia, CA 94510

          (d) Not applicable.

          (e) Not applicable.

          (f) United States of America.


ITEM 3.   Source and Amount of Funds and Other Consideration
          --------------------------------------------------

          Not applicable.

ITEM 4.   Purpose of Transaction
          ----------------------

          Not applicable.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Share ownership of Reporting Person previously reported in a Schedule 13D but should have been originally reported on a Schedule 13G. This Amendment to Schedule 13D is being filed in order to indicate that all future filings with respect to the Reporting Person's share ownership in the Issuer shall be reported on Schedule 13G.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          with Respect to Securities of the Issuer
          ----------------------------------------

          Not applicable.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Not applicable.
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                                                               Page 4 of 4 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2-7-97
------


 /s/ JAMES GROSFELD
----------------------
James Grosfeld